

Mail Stop 4546

October 7, 2016

Richard M. Schell
President and Chief Executive Officer
IASO BioMed, Inc.
315 East Peakview Avenue
Centennial, CO 80111

> **Re: IASO BioMed, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted September 13, 2016**
> **CIK No. 0001662907**

Dear Mr. Schell:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 2, 2016 letter.

Prospectus Summary

Key Risks and Uncertainties, page 10

1.   We note that you have added disclosure in response to our prior comment three that the report of your independent registered public accounting firm indicates that your financial statements have been prepared assuming that you will continue as a going concern in response to our prior comment three. Please revise this statement to indicate that the report of your independent registered public accounting firm has raised substantial doubt about your ability to continue as a going concern.

Risk Factors

We are required to pay certain minimum amounts…, 18

2.   We note that you have revised this risk factor to disclose minimum royalty payments of $260,000 under the license for your AD Diagnosis Program and $485,000 in the aggregate under the license for your Testosterone Replacement Program. It appears that the amounts disclosed include a royalty payment and the aggregate milestone payments in the aggregate. Please revise your disclosure to disclose the required minimum annual royalty payment and aggregate milestone payments separately.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Research and development, page 36

3.   We note your disclosure that the Research Agreement has a term of one year and does not enumerate specific termination provisions. However, according to Section 9 of the Research Agreement filed as Exhibit 10.2, it appears the term of the agreement is the earlier of two years or until the Research Program has been completed and that the agreement may be terminated without cause by either party upon 30 days' advance written notice.   Please revise your disclosure here and on page 48 to provide such information.

4.   We note that you have revised your disclosure on page 62 to remove the reference that the Research Agreement covers research for your AD Diagnosis Program. Please expand your disclosure to describe the material terms for any arrangements you have with third parties for the research for your AD Diagnosis Program and file such agreement, if any, as an exhibit to the registration statement.

Business

Technology; Research and Development, page 49

5.   We note your revised disclosure in response to our prior comment 15. Please further revise your disclosure to specify the date on which "Year 1 of Operations" began or will begin.

You may contact Keira Nakada at (202) 551-3659 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Gerald A. Adler
        Newman & Morrison LLP